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March 12, 2019

VIA EDGAR AND ELECTRONIC MAIL

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bristol-Myers Squibb Company (“Bristol-Myers” or the “Company”) PREC14A filed on March 1, 2019 (the “Proxy Statement”) Filed by Starboard Value LP et. al (collectively, “Starboard”) File No. 1-01136

Dear Ms. Chalk:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated March 11, 2019 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with Starboard and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Preliminary Proxy Statement filed on March 1, 2019

General

1.	Where you characterize your ownership stake in Bristol Myers Squibb (BMS) as “large”, including on the cover page of the proxy statement, quantify your holding as a percentage of total shares outstanding.

Starboard acknowledges the Staff’s comment and has revised the Proxy Statement to remove the term “large”. Please see page 1 of the Proxy Statement.

2.	Disclose your intention to nominate and solicit for a slate of candidates at BSM’s annual meeting to follow the special meeting closer to the forepart of the proxy statement. Currently you state this on page 12 (although the nomination is referenced in the Background Section as well).

Starboard acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 2 of the Proxy Statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 12, 2019

3.	In describing your interests in this solicitation to satisfy the disclosure obligations under Item 5(a) of Schedule 14A, we believe any position held by Starboard or its affiliates in Celgene, whether short or long, may be material to shareholders’ understanding in your interests in this solicitation. Please advise or revise.

Starboard acknowledges the Staff’s comment and respectfully advises the Staff that it has satisfied the disclosure obligations under Item 5(a) of Schedule 14A as none of the Participants in the solicitation have any long or short position in Celgene.

4.	We have not located in your proxy statement the disclosure/undertaking required by Item 23(b) of Regulation 14A as to shareholders who share an address. Please revise or advise.

Starboard acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 25 of the Proxy Statement.

Reasons for the Solicitation, page 5

5.	The first sentence in this section states that you have followed both Bristol-Myers and Celgene for a “long time.” However, disclosure later in your proxy statement indicates that Starboard’s first purchase of BSM shares occurred on January 29, 2019, shortly after the proposed acquisition of Celgene was announced. Please revise to clarify in context what “followed” means (and what is does not mean) here.

Starboard acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 5 of the Proxy Statement.

6.	Provide support for the statement on page 6 that “numerous manufacturers are attempting to bring generic REVLIMID to market…”

Starboard acknowledges the Staff’s comment and offers the Staff the following supplemental support:

According to Celgene’s Annual Report on Form 10-K filed with the SEC on February 26, 2019,1 Celgene is currently engaged in litigation with several generic manufacturers over its REVLIMID patents, including Dr. Reddy’s Laboratories Ltd, Natco Pharma (Canada) Inc., Apotex Inc., Zydus Pharmaceuticals (USA) Inc., Cipla Ltd., Lotus Pharmaceutical Co., Inc., Sun Pharmaceutical Industries Limited and Hetero USA Inc. As further disclosed in the 10-K, a few excerpts of which are copied below for the Staff’s reference, each of the foregoing companies is seeking to manufacture and market generic versions of REVLIMID.

“We received a Notice of Allegation dated June 13, 2017 from Dr. Reddy’s Laboratories Ltd. (DRL) notifying us of the filing of DRL’s Abbreviated New Drug Submission (ANDS) with Canada’s Minister of Health, with respect to Canadian Letters Patent Nos. 2,261,762; 2,476,983; 2,477,301; 2,537,092; 2,687,924; 2,687,927; 2,688,694; 2,688,695; 2,688,708; 2,688,709; 2,741,412 and 2,741,575. DRL is seeking to manufacture and market a generic version of 5 mg, 10 mg, 15 mg, 20 mg, and 25 mg REVLIMID® (lenalidomide) capsules in Canada. We commenced a proceeding in the Federal Court of Canada on July 27, 2017, seeking an order prohibiting the Minister of Health from granting marketing approval to DRL until expiry of these patents.”

1 See section titled “Patent-Related Proceedings” on pages 122-124 of the 10-K. https://www.sec.gov/Archives/edgar/data/816284/000081628419000014/a2018123110-k.htm

March 12, 2019

“We received two Notices of Allegation on July 3, 2018 and July 6, 2018 from Natco Pharma (Canada) Inc. (Natco Canada) notifying us of the filing of Natco Canada’s two separate ANDSs with Canada’s Minister of Health, with respect to Canadian Letters Patent Nos. 2,476,983; 2,477,301; 2,537,092; 2,687,924; 2,687,927; 2,688,694; 2,688,695; 2,688,708; 2,688,709; 2,741,412 and 2,741,575. Natco Canada is seeking to manufacture and market a generic version of 2.5 mg, 5 mg, 7.5 mg, 10 mg, 15 mg, 20 mg, and 25 mg REVLIMID® (lenalidomide) capsules in Canada. We commenced infringement actions in the Federal Court of Canada on August 16, 2018, asserting all the patents, and seeking a declaration of infringement and a permanent injunction. The trial is anticipated to start on March 30, 2020.”

“We received a Notice Letter dated November 28, 2017 from Apotex Inc. (Apotex) notifying us of Apotex’s ANDA, which contains Paragraph IV certifications against U.S. Patent Nos. 6,315,720; 6,561,977; 6,755,784; 7,465,800; 7,468,363; 7,855,217; 8,315,886; 8,626,531 and 8,741,929 that are listed in the Orange Book for REVLIMID®. Apotex is seeking to manufacture and market a generic version of 2.5 mg, 5 mg, 10 mg, 15 mg, 20 mg, and 25 mg REVLIMID® (lenalidomide) capsules in the United States. In response to the Notice Letter, we timely filed an infringement action against Apotex in the U.S. District Court for the District of New Jersey on January 11, 2018.”

“We received a Notice Letter dated May 30, 2018 from Sun Pharmaceutical Industries Limited (Sun) notifying us of Sun’s ANDA, which contains Paragraph IV certifications against U.S. Patent Nos. 7,465,800; 7,855,217 and 7,968,569 that are listed in the Orange Book for REVLIMID®. Sun is seeking to manufacture and market a generic version of 2.5 mg, 5 mg, 10 mg, 15 mg, 20 mg, and 25 mg REVLIMID® (lenalidomide) capsules in the United States. In response to the Notice Letter, we timely filed an infringement action against Sun in the U.S. District Court for the District of New Jersey on July 13, 2018.”

“We received a Notice Letter dated November 9, 2018 from Hetero USA Inc. (Hetero) notifying us of Hetero’s ANDA, which contains Paragraph IV certifications against U.S. Patent Nos. 7,465,800; 7,855,217; 7,468,363; and 8,741,929 that are listed in the Orange Book for REVLIMID®. Hetero is seeking to manufacture and market a generic version of 2.5 mg, 5 mg, 10 mg, 15 mg, 20 mg, and 25 mg REVLIMID® (lenalidomide) capsules in the United States. In response to the Notice Letter, we timely filed an infringement action against Hetero in the U.S. District Court for the District of New Jersey on December 20, 2018.”

7.	On page 6, you state that based on your discussions with BSM management, you believe that their “base-case scenario” for the anticipated decline in REVLIMID revenues in 2026 is 90%.” Clarify whether you believe this assessment is inaccurate and why. Currently, although you state that “[w]e do not believe that the REVLIMID generic risk can be understated,” it is not clear why (or whether) you believe a drop off of 90% is an understatement.

Starboard acknowledges the Staff’s comment and offers the Staff the following clarification on a supplemental basis:

March 12, 2019

Starboard believes that Bristol-Myers management’s base-case scenario of a 90% decline in REVLIMID revenues in 2026 is accurate based on Starboard’s conversations with certain members of Bristol-Myers management, including John Elicker, the Company’s Senior Vice President, Corporate Affairs and Investor Relations, and Tim Power, the Company’s Executive Director, Investor Relations. Starboard did not intend to convey that management’s anticipated decline of 90% is an understatement. Starboard believes that the anticipated loss of revenue from REVLIMID, as assessed by Bristol-Myers management, may be an under-appreciated risk to Bristol-Myers stockholders as this patent cliff has been an overhang on Celgene shares and has caused its valuation multiple to contract as the loss of exclusivity for REVLIMID approaches.

Starboard has revised the Proxy Statement to clarify this statement. Please see page 6 of the Proxy Statement.

8.	Revise the title of the chart at the top of page 8 to clarify it relates to Celgene’s Near- Term Launch Pipeline product revenues.

Starboard acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 8 of the Proxy Statement.

9.	At the bottom of page 8, clarify the basis for your belief that “Bristol-Myers is assuming that approximately 40% of 2028 Celgene pipeline revenues, or approximately $7 billion, will be generated from pipeline assets outside of the five near-term product launch opportunities…”

Starboard acknowledges the Staff’s comment and offers the Staff the following information on a supplemental basis:

Starboard’s belief that Bristol-Myers is assuming that approximately 40% of 2028 Celgene pipeline revenues, or approximately $7 billion, will be generated from pipeline assets outside of the five near-term product launch opportunities, is based on information that was communicated to Starboard during various conversations with certain members of Bristol-Myers management, including Messrs. Elicker and Power. Specifically, Bristol-Myers management informed Starboard that a majority of 2028 revenue contribution coming from the Celgene pipeline is from the near-term product launches. As such, Starboard asked Bristol-Myers management if it was fair to assume that 60% of the 2028 Celgene pipeline revenues is from the near-term product launches (and therefore 40% coming from the early stage products) and management said it was a fair assumption.

Starboard has revised the Proxy Statement to clarify that Starboard’s stated belief is based on various discussions with Bristol-Myers management. Please see page 8 of the Proxy Statement.

10.	Also in the last paragraph on page 8, clarify the assertion that “92% of Phase I studies fail to reach FDA approval.” You cite as support for this statement BSM’s 10-K disclosures, but the disclosure there seems to be limited to small molecules. Please revise or advise.

Starboard acknowledges the Staff’s comment and offers the Staff the following information on a supplemental basis:

The Company’s Annual Report on Form 10-K filed with the SEC on February 13, 2018, which Starboard relied upon as support for this statement, included the following paragraph (emphasis added) on page 8 of the 10-K that did not distinguish between the success rates of small molecule and large molecule compounds:

March 12, 2019

“Drug development is time consuming, expensive and risky. The R&D process typically takes about fourteen years, with approximately two and a half years often spent in Phase III, or late-stage, development. On average, only about one in 10,000 chemical compounds discovered by pharmaceutical industry researchers proves to be both medically effective and safe enough to become an approved medicine. Drug candidates can fail at any stage of the process, and even late-stage product candidates sometimes fail to receive regulatory approval. According to the KMR Group, based on industry success rates from 2012-2016, approximately 92% of compounds that enter Phase I development fail to achieve regulatory approval. Compounds that enter Phase II development have a failure rate of approximately 80% while approximately 30% fail Phase III development.”

However, Starboard acknowledges that the Company’s Annual Report on Form 10-K filed with the SEC on February 25, 2019 does provide for the distinction between small molecules (92%) and large molecules (90%). Accordingly, Starboard has revised the Proxy Statement to account for this distinction and to reference the Company’s more recent Form 10-K. Please see page 8 of the Proxy Statement.

11.	Revise to provide a source for the assertion that “the Company has spent a cumulative $22 billion on R&D.”

Starboard acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 9 of the Proxy Statement.

12.	Identify the activists referenced in the disclosure and chart on page 9.

Starboard acknowledges the Staff’s comment and advises the Staff on a supplemental basis that the activists referenced in the disclosure and chart on page 9 of the Proxy Statement are JANA Partners LLC2 and Carl Icahn.3

We Believe there is a Better Path Forward for Bristol-Myers, page 10

13.	Revise the following statement on page 11 to characterize it as an opinion: “The past years appears to have been particularly painful for Bristol-Myers stockholders, as key clinical trials have failed to show the desired results and the Company’s future growth trajectory has been called into question.”

Starboard acknowledges the Staff’s comment and respectfully advises the Staff that it believes that it has adequately characterized this statement as its opinion via use of the word “appears” (i.e. that in Starboard’s view, Bristol-Myers stockholders have suffered). Starboard believes this statement is further supported by Starboard’s reference to the fact that during the past year key clinical trials have failed to show the desired results and the Company’s future growth trajectory has been called into question. Starboard also provides the Staff the following chart on a supplemental basis as further support for this statement.

2 See https://seekingalpha.com/article/4038557-bristol-myers-activist-shows-finally.

3 See https://www.reuters.com/article/us-bristol-myers-jana/icahn-buys-bristol-myers-shares-adding-to-activist-pressure-idUSKBN1601LF.

March 12, 2019

Source: CapitalIQ, Press Releases.

(1)	Total returns for all periods include dividends; performance from January 2, 2018 to December 31, 2018.
(2)	Peers based on Bristol-Myers S-4 selected publicly traded companies and includes: ABBV, AGN, AMGN, LSE:AZN, BIIB, LLY, GILD, LSE:GSK, JNJ, MRK, SWX:NOVN, CPSE:NOVO.B, PFE, SWX:ROG, ENXTPA:SAN.

Notwithstanding the foregoing, Starboard has revised the Proxy Statement to further characterize this statement as Starboard’s opinion. Please see page 11 of the Proxy Statement.

Consequences of Defeating the Bristol-Myers Merger Proposal, page 15

14.	Refer to the second sentence in this section on page 15. Consider rewording to note that if this proposal is not approved, the Merger cannot be consummated (versus saying that Celgene stockholders will not receive any payment for their Celgene shares, which is confusing because those shares wouldn’t be acquired in the Merger).

Starboard acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 15 of the Proxy Statement.

*     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman